UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                  Information Statement Pursuant to Rule 13d-1

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                             RELIANCE BANCORP, INC.
                                (Name of Issuer)


                     Common Stock $0.01 par value per share
                         (Title of Class of Securities)


                                  759451-10-7
                                 (CUSIP Number)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respet to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)












                                Page 1 of 5 pages

1)   Name of Reporting SS              Marine Midland Bank as Trustee for
     or IRS identification Nos.        Reliance Federal Savings Bank Employee
     of Above Persons                  Stock Ownership Plan


2)   Check the Appropriate Box         (a)
     if a Member of a Group            (b)


3)   SEC Use Only


4)   Citizenship or Place              An Employee Stock Ownership Plan
     of Organization                   of a federally chartered stock savings
                                       bank located in Garden City, New York


     Number of Shares                  5)  Sole Voting Power          579,600
     Beneficially Owned                6)  Shared Voting Power        237,604
     by Each Reporting                 7)  Sole Dispositive Power     817,204
     Person With                       8)  Shared Dispositive Power   N/A


9)   Aggregate Amount Beneficially     817,204
     Owned by Each Reporting Person


10)  Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares
     (See Instructions)

(11) Percent of Class Represented by   9.3% of the 8,824,739 shares of common
     Amount in Row (9)                 stock outstanding as of December 31, 1996


(12) Type of Reporting Person          Employee Benefit Plan   (EP)







                                Page 2 of 5 pages

Item 1(a).        Name of Issuer:

                  RELIANCE BANCORP, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  585 Stewart Avenue
                  Garden City, New York 11530

Item 2(a).        Name of Person Filing:

                  Marine Midland Bank as Trustee for the
                  Reliance Federal Savings Bank
                  Employee Stock Ownership Plan

Item 2(b).        Address of Principal Business Office:

                  Reliance Federal Savings Bank
                  585 Stewart Avenue
                  Garden City, New York 11530

                  Marine Midland Bank as Trustee
                  One Marine Midland Center, 17th Floor
                  P.O. Box 4567
                  Buffalo, New York 14203

Item 2(c).        Citizenship or Place of Organization:

                  An Employee Stock Ownership Plan of a federally chartered stock savings bank located in Garden City, New York.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $0.01 par value

Item 2(e).        CUSIP Number:

                  759451-10-7






                                Page 3 of 5 pages

Item 3.           Statement is Filed Pursuant to Rule 13d-1(b):

                  (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974; see Rule 13d- 1(b)(1)(ii)(F).

Item 4.           Ownership:

         (a)      Amount Beneficially Owned:    817,204 shares

         (b)      Percent of Class:     9.3%

         (C)      Number of shares as to which such person has:

             (i)    sole power to vote or to direct the vote    579,600 shares

            (ii)    shared power to vote or to direct the vote  237,604 shares

           (iii)    sole power to dispose or to direct the
                    disposition of                              817,204 shares


           (iv)     shared power to dispose or to direct the
                    disposition of                                N/A

Item 5.           Ownership of Five Percent or less of a Class:

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group:

                  Not Applicable

Item 9.           Notice of Dissolution of Group:

                  Not Applicable


                                Page 4 of 5 pages

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:     January 28, 1997       /s/ Thomas J. Hanlon
                                 --------------------
                                 Thomas J. Hanlon, Trust Officer
                                 (on behalf of Marine Midland Bank
                                  the Trustee for the Reliance Federal
                                  Savings Bank Employee Stock
                                  Ownership Plan)






                                Page 5 of 5 pages